Reviewed Financial Statements

HereYouGo Technologies, Inc
For The Years Ended December 31, 2019 and
December 31, 2018



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
HereYouGo Technologies, Inc
San Mateo, California

We have reviewed the accompanying financial statements of HereYouGo Technologies, Inc. (a corporation), which comprise the balance sheet as of December 31, 2019 and 2018, and the related statements of income, changes in shareholders' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

[signature]

Alexandra Hernandez, CPA
San Antonio, TX
August 31, 2020

Balance Sheet

HereYouGo Technologies, Inc
As at 31 December 2019

	31 Dec 2019	31 Dec 2018
Assets		
Current Assets		
Cash and Cash Equivalents	40,691	-
Total Current Assets	**40,691**	**-**
Non-Current Assets		
Intangibles, Net	9,000	-
Total Non-Current Assets	**9,000**	**-**
Total Assets	**49,691**	**-**
Liabilities and Equity		
Liabilities		
Non-Current Liabilities		
Notes Payable - Related Party	2,077	1,267
Total Non-Current Liabilities	**2,077**	**1,267**
Total Liabilities	**2,077**	**1,267**
Equity		
Current Year Earnings	(51,197)	(1,267)
Retained Earnings (Deficit)	(1,267)	-
Stock		
Common Stock (10,000,000 shares authorized; 8,500,000 issued; $0.00001 par value)	85	-
Preferred Stock (1,180,555 shares authorized and issued)	99,993	-
Total Stock	**100,078**	**-**
Total Equity	**47,614**	**(1,267)**
Total Liabilities and Equity	**49,691**	**-**

Income Statement

HereYouGo Technologies, Inc
For the 12 months ended 31 December 2019

	Dec-19	Dec-18
Gross Profit	-	-
Operating Expenses		
General and Administrative	12,845	-
Legal and Professional Fees	17,992	-
Marketing and Advertising	20,000	-
Taxes & Licenses	-	668
Total Operating Expenses	**50,837**	**668**
Operating Income / (Loss)	**(50,837)**	**(668)**
Other Income and Expense		
Organizational Costs	(360)	(599)
Total Other Income and Expense	**(360)**	**(599)**
Net Income / (Loss) before Tax	**(51,197)**	**(1,267)**
Net Income	**(51,197)**	**(1,267)**
Total Comprehensive Income	**(51,197)**	**(1,267)**

Reviewed - See accompanying notes

Statement of Changes in Shareholders' Equity

HereYouGo Technologies, Inc
For the year ended December 31, 2019

	2019	2018
Equity		
Starting Balance	(1,267)	-
Issuance of Common Stock (8,500,000 Shares)	85	-
Issuance of Preferred Stock (1,180,555 Shares)	99,993	-
Current Year Earnings (Loss)	(51,197)	(1,267)
Total Equity	**47,614**	**(1,267)**

Statement of Cash Flows

HereYouGo Technologies, Inc
For the year ended December 31, 2019

	2019	2018
Operating Activities		
Payments to suppliers	(51,197)	(1,267)
Net Cash Flows from Operating Activities	**(51,197)**	**(1,267)**
Investing Activities		
Payments for App Development costs	(9,000)	-
Net Cash Flows from Investing Activities	**(9,000)**	-
Financing Activities		
Proceeds from issuance of long-term notes	810	1,267
Proceeds from issuance of common stock	85	-
Proceeds from issuance of preferred stock	99,993	-
Net Cash Flows from Financing Activities	**100,888**	**1,267**
Net Cash Flows	**40,691**	-
Cash and Cash Equivalents		
Cash and cash equivalents at beginning of period	-	-
Cash and cash equivalents at end of period	40,691	-
Net change in cash for period	**40,691**	-

Notes to the Financial Statements (Reviewed)
HereYouGo Technologies, Inc
For The Years Ended December 31, 2019 and December 31, 2018

NOTE A - ORGANIZATION AND NATURE OF ACTIVITIES

HereYouGo Technologies, Inc ("the Company") is a corporation organized under the laws of the State of Delaware.

The Company was founded on September 11, 2018 for the purpose of building a rental service for self-driving and connected cars. The company's main business model is to split the ownership of self-driving and connected cars among users of the service. The company developed an app "HereYouGo" for the sharing economy service for self-driving and connected cars. It connects owners of self-driving and connected vehicles with its clients. The Company's anticipated date of launch is December 1, 2020.

Management's Plans
The Company's plan for 2020 is to partner with property owners in Silicon Valley to organize car sharing services for residents. Every location will have one or several cars, which will be rented on a daily or hourly basis. The company also plans to partner with self-driving and connected vehicle makers and fleet owners to connect with the HereYouGo platform users.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant Risks and Uncertainties
Launching the HereYouGo platform and funding a fleet of cars requires significant capital, and based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term.

The Company is dependent on obtaining additional capital resources for the expansion of its operations, which is subject to significant risks and uncertainties, including the inability to secure additional funding at favorable rates or failing to reach profitability or generate positive cash flows from its current business model.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments, such as money market funds that are readily convertible to known amounts of cash within 90 days from the date of purchase. All cash balances are held at major banking institutions.

Intangibles

App development costs that relate to software configuration, interface design, coding, database integration, infrastructure development, product enhancement, and testing are capitalized as intangibles. The Company will use the straight-line method of amortization starting with the first full year of operation of the app platform. No amortization was recorded during the current reporting period. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. No impairment was considered necessary at December 31, 2019.

The following is a summary of intangibles as of December 31, 2019:

	12/31/19
App Development, at cost	9,000
Less Accumulated Amortization	0
Intangibles, net	**9,000**
Amortization Expense	0

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Expenses

The Company records expenses in the period incurred. Marketing costs are expensed as incurred.

Organizational Costs

Organizational costs are expensed as incurred. Organizational costs charged to operations totaled $959 for the period from September 11, 2018 (inception) through December 31, 2019.

Notes Payable - Related Party

The Company obtains temporary funding to cover operational costs from its founders. During the period from September 11, 2018 (inception) through December 31, 2019, the Company entered into an unsecured promissory note (the Note) with the founding member. The Note does not accrue interest. The principal is due within thirty days of the founding member providing the Company written notice of demand. As of December 31, 2019 the total combined balance of the Note was $2,077.

Equity

Pursuant to the Company's certificate of incorporation, the Company is authorized to issue 10,000,000 shares of common stock at a par value of $0.00001 per share. Common stock entitles the holder to one vote per share of stock. At December 31, 2019, the Company had 8,500,000 shares of Common stock issued and outstanding. All outstanding shares were issued to founding members or related parties during the period from September 11, 2018 (inception) through December 31, 2019, in exchange for cash and other assets valued at $85.

On April 30, 2019, the Company's board of directors authorized the issuance of Series Seed Preferred stock with no stated par value per share, with an authorized capitalization of 1,180,555 shares. Preferred stock carries no voting rights. At December 31, 2019, the Company had 1,180,555 shares of Preferred stock issued and outstanding. All outstanding shares were issued in exchange for cash and other assets valued at $99,993.

Equity Based Compensation

On April 30, 2019, the Company adopted, confirmed and approved an Equity Incentive plan "2019 Stock Plan" (the "Plan") for the purpose of attracting and retaining qualified personnel. Options issued under the Plan grant the holder the right to purchase the Company's common stock at an exercise price determined at the time of issue. The Company is authorized to issue a total of 2,125,000 options of the Company's authorized but unissued Common Stock. As of December 31, 2019 the Company had reserved a total of 0 common shares for issuance pursuant to the terms of any awards granted pursuant to the Plan.

Equity Based Compensation (Continued)

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to franchise and income tax filing requirements in the State of Delaware and California.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

NOTE C - FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

- **Level 1** - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
- **Level 2** - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
- **Level 3** - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

- **Market approach** - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
- **Income approach** - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option pricing models, and excess earnings method.
- **Cost approach** - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE D - CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E - RELATED PARTY TRANSACTIONS
In the normal course of business, the Company will have transactions with the following related party entities:
- Draper University Ventures, L.P.
- Steven Callander - Founder Advisor

NOTE F - INDEMNIFICATION
In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk to be remote.

NOTE G - SUBSEQUENT EVENTS
Between January to August 31, 2020 the following events occurred:

- During the first & second quarter of 2020, the COVID-19 Pandemic occurred - The Company's current and future business, production capacity, results of operations, cash flow and financial condition may be adversely affected by reduced economic activity, workforce disruption, and mitigation expenses resulting from the COVID-19 pandemic.

- On May 26, 2020, the Company entered into a Founder Advisor service agreement with Steven Callander. The agreement is for Mr. Callander to act as a mentor or advisor to the Company and provide advice and assistance to the Company. As part of this agreement, the Company issued equity compensation in the form of option grants as follows: 100,000 shares of Common stock with a monthly vesting schedule on a pro rata basis over a two year period with a three-month cliff period. The agreement can be terminated by either party for any reason upon five days written notice without further obligation or liability.

- During the period between January 2020 through August 31, 2020, the Company executed payments to a contracted vendor for conducting design and development work for the app for a total combined cost of $39,507 (app development costs). The contract can be terminated by either the Company or the contractor at any time, pursuant to the terms of the agreement.

- During the period between July 2020 through August 31, 2020, the Company issued an unsecured promissory note ("the Note") in the amount of $2,150 to its founding officers. The Note does not accrue interest and is payable at a future date to be determined by management. The Company will use the funding from the Note to cover current operational costs.

NOTE G - SUBSEQUENT EVENTS (Continued)

In preparing these financial statements, management has evaluated and disclosed all material subsequent events through August 31, 2020, which is the date that the financial statements were available to be issued, and has not identified any events, other than those disclosed above, that would be required for disclosure.